Exhibit 99.2

SCHEDULE "A"

PLAN OF ARRANGEMENT

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PLAN OF ARRANGEMENT UNDER SECTION 193

OF THE BUSINESS CORPORATIONS ACT (ALBERTA)

Article 1
DEFINITIONS AND INTERPRETATION

1.1	Unless indicated otherwise, any capitalized term used herein but not defined shall have the meaning given to it in the Arrangement Agreement and the following terms shall have the respective meanings set out below (and grammatical variations of such terms shall have corresponding meanings):

(a)	"ABCA" means the Business Corporations Act, R.S.A. 2000, c. B 9, as such may be amended from time to time prior to the Effective Date;

(b)	"Aggregate Cash Elected" means the aggregate amount of cash that would be payable to holders of Company Shares based on elections and deemed elections to receive (i) the Cash Consideration and, (ii) the Combined Consideration made pursuant to the provisions hereof before giving effect to the proration provision of subsection 3.1(e);

(c)	"Aggregate Consideration" means $101,483,358;

(d)	"Aggregate Shares Elected" means the aggregate number of Purchaser Shares that would be issuable to holders of Company Shares based on elections and deemed elections to receive (i) the Share Consideration and, (ii) the Combined Consideration made pursuant to the provisions hereof before giving effect to the proration provision of subsection 3.1(e);

(e)	"Applicable Laws", in the context that refers to one or more Persons, means any domestic or foreign, federal, state, provincial or local law (statutory, common or otherwise), constitution, treaty, convention, ordinance, code, rule, regulation, order, injunction, judgment, decree, ruling or other similar requirement enacted, adopted, promulgated or applied by a Governmental Authority, and any terms and conditions of any grant of approval, permission, authority or license of any Governmental Authority, that is binding upon or applicable to such Person or Persons or its or their business, undertaking, property or securities and emanate from a Person having jurisdiction over the Person or Persons or its or their business, undertaking, property or securities, and to the extent they have the force of law, policies, guidelines, notices and protocols of any Governmental Authority;

(f)	"Arrangement" means the arrangement under the provisions of section 193 of the ABCA, on the terms and conditions set forth in this Plan of Arrangement as supplemented, or modified in accordance with the provisions of the Arrangement Agreement and this Plan of Arrangement, or amended or made at the direction of the Court in the Final Order (with the consent of both Company and Purchaser, each acting reasonably);

(g)	"Arrangement Agreement" means the arrangement agreement made as of September 7, 2023 between Purchaser and Company, as supplemented, modified or amended from time to time in accordance with its terms;

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(h)	"Arrangement Resolution" means the special resolution of the Company Shareholders in respect of the Arrangement to be considered at the Company Meeting substantially in the form attached to the Arrangement Agreement as Schedule "B"

(i)	"Articles of Arrangement" means the articles of arrangement of Company giving effect to the Arrangement, required under subsection 193(4.1) of the ABCA to be filed with the Registrar after the Final Order has been granted, which shall be in a form and content satisfactory to the Parties, acting reasonably;

(j)	"Business Day" means any day other than a Saturday, Sunday or statutory holiday or other day when banks in the City of Calgary, Alberta are not generally open for business;

(k)	"Cash Consideration" means the consideration in the form of cash to be paid on the election of a Company Shareholder pursuant to subsection 3.1(d)(i);

(l)	"Cash Electing Shareholder" means a Company Shareholder who has elected to receive Cash Consideration only pursuant to the Arrangement;

(m)	"Cash Maximum" means $13,725,943, less an amount equal to 13.5% multiplied by the product of: (i) the number of Company Shares, if any, in respect of which Dissent Rights are validly exercised and which exercise remains valid immediately prior to the Effective Time; and (ii) the number obtained by dividing the Aggregate Consideration by the Total Company Shares;

(n)	"Certificate" means the certificate or other proof of filing to be issued by the Registrar pursuant to subsection 193(11) of the ABCA giving effect to the Arrangement;

(o)	"Combination Electing Shareholder" means a Company Shareholder who has elected or is deemed by Section 3.1(f) to have elected to receive a combination of Cash Consideration and Share Consideration pursuant to the Arrangement;

(p)	"Combined Consideration" means the consideration in the form of Cash Consideration and Share Consideration to be received on the election or deemed election of a Company Shareholder pursuant to the Arrangement;

(q)	"Company" means CWC Energy Services Corp., a corporation existing under the laws of the Province of Alberta;

(r)	"Company Meeting" means the special meeting of Company Shareholders to be held in accordance with the Arrangement Agreement and the Interim Order to consider the Arrangement Resolution and any adjournment(s) or postponement(s) thereof;

(s)	"Company Option Plan" means the stock option plan of Company dated May 1, 2007, as amended;

(t)	"Company Restricted Award Plan" means the restricted award incentive plan of Company dated December 18, 2012, as amended;

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(u)	"Company Restricted Awards" means the restricted awards granted under the Company Restricted Award Plan;

(v)	“Company Shareholders" means holders of Company Shares, from time to time;

(w)	"Company Shares" means the common shares in the capital of Company;

(x)	"Consideration" means the consideration payable pursuant to the Plan of Arrangement to a Person who is a Company Shareholder;

(y)	"Court" means the Court of King’s Bench of Alberta;

(z)	"Depositary" means Computershare Trust Company of Canada or such other Person that may be appointed by Purchaser with the consent of Company (such consent not to be unreasonably withheld, conditioned or delayed) in connection with the Arrangement for inter alia the purpose of receiving deposits of certificates formerly representing the Company Shares and paying the Consideration;

(aa)	"Dissent Rights" means the rights of dissent in respect of the Arrangement described in Article 4 of this Plan of Arrangement;

(bb)	"Dissenting Shareholder" means a registered Company Shareholder who validly exercises its Dissent Rights in strict compliance with Article 4 of this Plan of Arrangement and the Interim Order, and has not withdrawn, or been deemed to have withdrawn, such exercise of Dissent Rights immediately prior to the Effective Time;

(cc)	"Effective Date" means the date shown on the Certificate;

(dd)	"Effective Time" means the time at which the Articles of Arrangement are filed with the Registrar on the Effective Date;

(ee)	"Election Deadline" means 4:30 p.m. (Calgary time) on the second business day immediately prior to the date of the Company Meeting or, if the Company Meeting is adjourned, the adjourned meeting;

(ff)	"Encumbrances" means any mortgage, hypothec, prior claim, lien, pledge, assignment, security interest, guarantee, right of third parties or other charge, encumbrance or any collateral securing the payment obligations of any person, as well as any other agreement or arrangement with any similar effect whatsoever;

(gg)	"Final Order" means the order of the Court approving the Arrangement to be applied for by Company following the approval of the Arrangement Resolution at the Company Meeting and to be granted pursuant to subsection 193(4) of the ABCA in respect of Company, as such order may be affirmed, amended or modified by the Court (with the consent of both Company and Purchaser, each acting reasonably) at any time prior to the Effective Date or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed or as amended (provided that, such amendment is acceptable to both Company and Purchaser, each acting reasonably) on appeal;

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(hh)	"Governmental Authority" means any:

(i)	national, federal, provincial, state, regional, municipal, local or other government or any governmental regulatory or administrative authority department, court, tribunal, arbitral body, commission, board, bureau ministry or agency, or official, domestic or foreign including any political subdivision thereof;

(ii)	any subdivision, agent, commission, board or authority of any of the foregoing;

(iii)	any quasi-governmental or private body exercising any regulatory or expropriation authority under or for the account of any of the foregoing; and

(iv)	any stock exchange, including the TSXV, TSX or NYSE;

(ii)	"Interim Order" means an interim order of the Court concerning the Arrangement under subsection 193(4) of the ABCA, containing declarations and directions with respect to the Arrangement and the holding of the Company Meeting, as such order may be affirmed, amended or modified by the Court (with the consent of both Company and Purchaser, each acting reasonably);

(jj)	"ITA" means the Income Tax Act, R.S.C. 1985, c. 1 (5th Supp.).

(kk)	"Letter of Transmittal and Election Form" means the letter of transmittal and election form to be used by former registered Company Shareholders to surrender their certificate or certificates (as applicable) which, immediately prior to the Effective Time, represented outstanding Company Shares to the Depositary and pursuant to which they are required to elect to receive Cash Consideration, Share Consideration or Combined Consideration in respect of their Company Shares and to deliver certificates representing Company Shares;

(ll)	"Parties" means, collectively, the parties to this Agreement, and "Party" means either one of them;

(mm)	"Person" includes any individual, firm, partnership, joint venture, venture capital fund, association, trust, trustee, executor, administrator, legal personal representative, estate group, body corporate, corporation, unincorporated association or organization, Governmental Authority, syndicate or other entity, whether or not having legal status;

(nn)	"Plan of Arrangement" means this plan of arrangement under the ABCA, as such plan of arrangement may be amended or supplemented from time to time in accordance with the terms hereof and the Arrangement Agreement or made at the direction of the Court in the Final Order with the prior written consent of the Parties, each acting reasonably;

(oo)	"Purchaser" means Precision Drilling Corporation, a corporation existing under the laws of the Province of Alberta;

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(pp)	"Purchaser Share" means a common share in the capital of Purchaser;

(qq)	"Purchaser Share Price" means the deemed price per Purchaser Share of $92.58;

(rr)	"Registrar" means the Registrar of Corporations or a Deputy Registrar of Corporations appointed pursuant to section 263 of the ABCA;

(ss)	"Share Consideration" means the consideration in the form of Purchaser Shares to be issued on the election or deemed election of a Company Shareholder pursuant to subsection 3.1(d)(ii);

(tt)	"Share Electing Shareholder" means a Company Shareholder who has elected to receive the Share Consideration only pursuant to the Arrangement;

(uu)	"Share Maximum" means 947,909 Purchaser Shares less an amount equal to 86.5% multiplied by the product of: (i) the number of Company Shares, if any, in respect of which Dissent Rights are validly exercised and which exercise remains valid immediately prior to the Effective Time; and (ii) the number obtained by dividing the Aggregate Consideration by the Total Company Shares and then dividing such product of (i) and (ii) by the Purchaser Share Price; and

(vv)	"Total Company Shares" means the total number of issued and outstanding Company Shares as at the Effective Time which, for greater certainty, shall include Company Shares held by Dissenting Shareholders.

1.2	Interpretation Not Affected by Headings, Etc.

The division of this Plan of Arrangement into articles, sections and subsections and the insertion of headings are for convenience of reference only and does not affect the construction or interpretation of this Plan of Arrangement.

1.3	Article of References

Unless the contrary intention appears, references in this Plan of Arrangement to an Article, Section, subsection or paragraph by number or letter or both refer to the Article, Section, subsection or paragraph, respectively, bearing that designation in this Plan of Arrangement.

1.4	Number and Gender

Words importing the singular number include the plural and vice versa, and words importing the use of any gender include all genders. If a word is defined in this Plan of Arrangement a grammatical derivative of that word shall have a corresponding meaning.

1.5	Date for Any Action

If any date on which any action is required to be taken hereunder by any of the Parties is not a Business Day in the place where an action is required to be taken, such action is required to be taken on the next succeeding day which is a Business Day in such place.

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1.6	Statutory References

Any reference in this Plan of Arrangement to any statute or section thereof shall, unless otherwise expressly stated, be deemed to be a reference to any regulations promulgated thereunder from time to time in effect and such statute or section (or regulations thereunder) as amended, restated or re-enacted from time to time.

1.7	Currency

Unless otherwise stated, all references in this Plan of Arrangement to sums of money are expressed in lawful money of Canada.

Article 2
EFFECT OF THE ARRANGEMENT

2.1	This Plan of Arrangement is made pursuant to the Arrangement Agreement and is subject to the provisions of, and forms part of, the Arrangement Agreement.

2.2	This Plan of Arrangement and the Arrangement, upon the filing of the Articles of Arrangement and the issuance of the Certificate (or if no Certificate is required, solely upon the filing of the Articles of Arrangement with the Registrar), shall become effective at, and be binding upon: (a) all registered and beneficial Company Shareholders (including Dissenting Shareholders); (b) all holders of Company Restricted Awards; (c) Company; (d) Purchaser; (e) the registrar and transfer agent in respect of the Company Shares and the Depositary; and (f) all other Persons, without any further act or formality required on the part of any Person except as expressly provided herein, as and from the Effective Time.

2.3	The Articles of Arrangement shall be filed with the Registrar with the purpose and intent that none of the provisions of this Plan of Arrangement shall become effective unless all of the provisions of this Plan of Arrangement shall have become effective in the sequence provided herein. The Certificate shall be conclusive evidence that the Arrangement has become effective and that each of the events or transactions set out in Section 3.1 shall have become effective in the sequence and at the time set out therein. If no Certificate is required to be issued by the Registrar pursuant to section 193(11) of the ABCA, the Arrangement shall become effective commencing at the Effective Time on the date the Articles of Arrangement are filed with the Registrar pursuant to section 193(4.1) of the ABCA.

Article 3
ARRANGEMENT

3.1	Commencing at the Effective Time, each of the steps, events or transactions set out below shall occur and shall be deemed to occur sequentially in the order set out below without any further authorization, act or formality, in each case, unless stated otherwise, effective as at five minute intervals starting at the Effective Time (provided that none of the following shall occur unless all of the following occur):

Treatment of Company Restricted Awards

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(a)	in accordance with the terms of the Company Restricted Award Plan, the Company Restricted Award Plan shall be terminated and each Company Restricted Award granted under the Company Restricted Award Plan and outstanding at the Effective Time (whether then vested or unvested) shall, without any further action or formality on behalf of the holder thereof and Company, be deemed to be surrendered to Company in exchange for an amount equal to $0.196668 in cash per Company Restricted Award, payable in cash to the holder and in accordance with Section 5.1(a)(ii), in full satisfaction of Company's obligations under such surrendered Company Restricted Award (as applicable), whereupon all Company Restricted Awards shall be, and shall be deemed to be, cancelled and terminated by Company, all obligations in respect of the Company Restricted Awards shall be deemed to be fully satisfied and the holders thereof shall cease to have any rights or claims in respect thereof other than the right to receive the consideration contemplated under this Plan of Arrangement (and for greater certainty, the Company shall be entitled to withhold or deduct any amounts in accordance with Section 3.3);

Termination of Company Option Plan

(b)	the Company Option Plan shall be terminated without any further action or formality on behalf of the Company;

Dissenting Shareholders

(c)	each Company Share held by a Dissenting Shareholder who has validly exercised and not withdrawn Dissent Rights described in Section 4.1 shall be deemed to be transferred by the holder thereof to Company without any further act or formality on the part of the Dissenting Shareholder, free and clear of all Encumbrances, and thereupon such holder’s name will be removed from the securities register of the Company in respect of such Company Share, and at such time each Dissenting Shareholder will have only the rights set out in Article 4; and

Acquisition of Company Shares by Purchaser

(d)	each issued and outstanding Company Share (other than those transferred to Purchaser pursuant to Section 3.1(c)) shall be, and shall be deemed to be, transferred to, and acquired by, Purchaser (free and clear of any Encumbrances) and each Company Shareholder whose Company Shares are so transferred to Purchaser shall be entitled to receive (and, for greater certainty, the Purchaser or the Depositary shall be entitled to withhold or deduct any amounts in accordance with Section 3.3):

(i)	subject to subsection 3.1(e), in the case of each Cash Electing Shareholder, an amount of cash, rounded to the nearest whole cent, equal to the amount obtained by multiplying the Aggregate Consideration by a fraction, rounded to the nearest eight decimal places, the numerator of which is the number of Company Shares for which the cash election is being made by such Cash Electing Shareholder and the denominator of which is the Total Company Shares;

(ii)	subject to subsection 3.1(e), in the case of each Share Electing Shareholder, that number of Purchaser Shares, rounded down to the nearest whole Purchaser Share, equal to the amount obtained by multiplying the Aggregate Consideration by a fraction, rounded to the nearest eight decimal places, the numerator of which is the number of Company Shares for which the share election is being made by such Share Electing Shareholder and the denominator of which is the Total Company Shares and then dividing such amount by the Purchaser Share Price; and

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(iii)	subject to subsection 3.1(e), in the case of each Combination Electing Shareholder: (A) for each Company Share for which each Combination Electing Shareholder is electing cash, an amount of cash, rounded to the nearest whole cent, equal to the amount obtained by multiplying the Aggregate Consideration by a fraction, rounded to the nearest eight decimal places, the numerator of which is the number of Company Shares for which the cash election is being made by such Combination Electing Shareholder and the denominator of which is the Total Company Shares; and (B) for each remaining Company Share held by each Combination Electing Shareholder, that number of Purchaser Shares, rounded to the nearest whole Purchaser Share (with all fractions being rounded down), equal to the amount obtained by multiplying the Aggregate Consideration by a fraction, rounded to the nearest eight decimal places, the numerator of which is the number of Company Shares for which the share election is being made by such Combination Electing Shareholder and the denominator of which is the Total Company Shares and then dividing such amount by the Purchaser Share Price.

(e)	Purchaser shall not be required to pay an aggregate amount of Cash Consideration pursuant to Section 3.1(d)(i), 3.1(d)(iii)(A) and 3.1(f)(ii) in excess of the Cash Maximum and shall not be required to issue pursuant to Sections 3.1(d)(ii),3.1(d)(iii)(B) and 3.1(f)(ii) an aggregate number of Purchaser Shares in excess of the Share Maximum in exchange for Company Shares transferred to Purchaser pursuant to Section 3.1(d), and:

(i)	if the Aggregate Cash Elected exceeds the Cash Maximum, the amount of Cash Consideration paid to each Cash Electing Shareholder and Combination Electing Shareholder shall be determined by multiplying (A) the fraction, rounded to the nearest eight decimal places, equal to the Cash Maximum divided by the Aggregate Cash Elected by (B) the amount of Cash Consideration that would otherwise be received by such Cash Electing Shareholder and Combination Electing Shareholder pursuant to subsections 3.1(d)(i), 3.1(d)(iii) or 3.1(f)(ii), and each such holder shall be deemed to have elected Cash Consideration for such number of their Company Shares, rounded down to the nearest whole, as is equal to the amount of cash received by such holder, as adjusted in accordance with this Section 3.1(e)(i), divided by $0.196668, and to elect to receive the Share Consideration as if a share election were being made in respect of the balance of such holder's Company Shares; and

(ii)	if the Aggregate Shares Elected exceeds the Share Maximum, the amount of Share Consideration paid to each Share Electing Shareholder and Combination Electing Shareholder shall be determined by multiplying (A) the fraction, rounded to the nearest eight decimal places, equal to the Share Maximum divided by the Aggregate Shares Elected by (B) the amount of Share Consideration that would otherwise be received pursuant to subsections 3.1(d)(ii), 3.1(d)(iii) or 3.1(f)(ii), and each such holder shall be deemed to have elected Share Consideration for such number of their Company Shares, rounded down to the nearest whole, as is equal to the amount of Share Consideration issuable to such holder, as adjusted in accordance with this Section 3.1(e)(ii), divided by 0.002124306, and to elect to receive the Cash Consideration as if a cash election were being made in respect of the balance of such holder's Company Shares.

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(f)	With respect to the election required to be made by a holder of Company Shares pursuant to subsection 3.1(d):

(i)	each of such holders of Company Shares shall be required to make such election by depositing with the Depositary, prior to the Election Deadline, a duly completed Letter of Transmittal and Election Form indicating such holder's election, together with certificates representing such holder's Company Shares; and

(ii)	subject to subsection 3.1(e), any Company Shareholder who does not deposit a duly completed Letter of Transmittal and Election Form with the Depositary prior to the Election Deadline, or otherwise fails to comply with the requirements of subsection 3.1(f)(i) or the Letter of Transmittal and Election Form to make an election to exchange Company Shares as contemplated by subsection 3.1(d), shall be deemed to have elected to receive Combined Consideration in exchange for such holder's Company Shares comprised of: (i) Cash Consideration with respect to 13.5 percent of such holder's Company Shares, rounded down to the nearest whole Company Share; and (ii) Share Consideration with respect to the remaining 86.5 percent of such holder's Company Shares, rounded up to the nearest whole Company Share.

(g)	Where a Company Shareholder received a combination of Cash Consideration and Share Consideration, whether pursuant to: (x) the elections made pursuant to subsections 3.1(d); (y) the deemed elections pursuant to subsection 3.1(f)(ii); or (z) as a result of the proration adjustments under subsection 3.1(e),

(i)	the Company Shareholder shall be deemed to have solely exchanged for Purchaser Shares that number of Company Shares (including any fraction thereof) equal to the Company Shares then held by the Company Shareholder multiplied by the proportion of the value of the Purchaser Shares (calculated based on the Purchaser Share Price) received by Company Shareholder is of the Aggregate Consideration received by the Company Shareholder, and to have exchanged such Company Shareholder's remaining number of Company Shares for the Cash Consideration received; except that

(ii)	notwithstanding (i) hereof, if the Company Shareholder makes a valid joint election with the Purchaser in accordance with Section 3.4 to have the transfer of Company Shares to the Purchaser under this Plan of Arrangement take place pursuant to the provisions of subsection 85(1) or (2) of the ITA (and the analogous provisions of any provincial tax laws), then such Company Shareholder shall be deemed to have transferred all of such Company Shareholder's Company Shares to the Purchaser as a single transaction for consideration consisting of the combination of Cash Consideration and Purchaser Shares received under this Plan of Arrangement;

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(h)	The Share Maximum and Purchaser Share Price will be adjusted to reflect fully the effect of any stock split, reverse split, consolidation, reorganization or recapitalization with respect to Purchaser Shares effected in accordance with the terms of the Arrangement Agreement occurring after the date of the Arrangement Agreement and prior to the Effective Time.

(i)	The parties shall, forthwith following the Effective Time, make the appropriate entries into their securities registers to reflect the matters referred to under Section 3.1.

3.2	Securities Register

With respect to each Company Shareholder (other than Dissenting Shareholders), at the effective time of Section 3.1:

(a)	such Company Shareholder shall cease to be a holder of the Company Shares so transferred and to have any rights or claims as a holder of such Company Shares other than the right to receive the Consideration pursuant to Section 3.1;

(b)	such Company Shareholder's name shall be removed from the register of holders of Company Shares maintained by or on behalf of Company as it relates to the Company Shares so transferred; and

(c)	Purchaser shall become the holder of the Company Shares so transferred and shall be added to the register of holders of Company Shares maintained by or on behalf of Company.

3.3	Withholding

Company, Purchaser and the Depositary shall be entitled to deduct or withhold from any amounts payable to any Person under this Plan of Arrangement (including, without limitation, any amounts payable pursuant to Section 4.2), such amounts as Company, Purchaser or the Depositary, as applicable, determines, acting reasonably, are required to be deducted or withheld with respect to such payment under the ITA or any provision of any other Applicable Laws. To the extent that amounts are so deducted or withheld, such deducted or withheld amounts shall be treated for all purposes hereof as having been paid to the Persons in respect of which such deduction or withholding was made, provided that such deducted or withheld amounts are actually remitted to the appropriate Governmental Authority.

3.4	Section 85 ITA Election

A Company Shareholder who received consideration consisting, in whole or in part, of Share Consideration shall be entitled to make a tax election, pursuant to subsection 85(1) or 85(2) of the ITA, as applicable (and the analogous provisions of provincial income tax law). Purchaser shall make available on Purchaser's website tax election forms required under the ITA within 60 days of the Effective Date. Any Company Shareholder who wants to make such election and otherwise qualifies to make such election may do so by providing to Purchaser two signed copies of the necessary election forms within 120 days following the Effective Date, duly completed with the details of the number of Company Shares transferred and the applicable agreed amount or amounts for the purposes of such election. Thereafter, subject to the election forms complying with the provisions of the ITA (or applicable provincial or territorial income tax law), the forms will be signed by Purchaser and returned to such Company Shareholder by ordinary mail within 45 days after the receipt thereof by Purchaser for filing with the Canada Revenue Agency (or the applicable provincial or territorial taxing authority). Purchaser will not be responsible for the proper completion of any election form, except for the obligation of Purchaser to so sign and return duly completed election forms which are received by Purchaser within 120 days of the Effective Date. Purchaser will not be responsible for any taxes, interest or penalties resulting from the failure by a Company Shareholder to properly complete or file the election forms in the form and manner and within the time prescribed by the ITA (or any applicable provincial or territorial legislation). In its sole discretion, Purchaser may choose to sign and return an election form received by it more than 120 days following the Effective Date, but Purchaser will have no obligation to do so.

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Article 4
DISSENTING SHAREHOLDERS

4.1	Each registered Company Shareholder shall have the right to dissent with respect to the Arrangement in accordance with section 191 of the ABCA, as modified by the Interim Order and this Article 4; provided that, notwithstanding subsection 191(5) of the ABCA, the written objection to the Arrangement Resolution referred to in subsection 191(5) of the ABCA must be received by Company from the Dissenting Shareholder not later than 4:00 p m. (Calgary time) on the date that is five Business Days prior to the date of the Company Meeting.

4.2	A Dissenting Shareholder shall, concurrently with the step contemplated in Section 3.1, cease to have any rights as a holder of Company Shares and shall only be entitled to be paid by Company the fair value of such holder's Company Shares net of all withholding or other taxes required to be withheld by Company or Purchaser or the Depositary in accordance with Applicable Laws, to the extent applicable. A Dissenting Shareholder who is entitled to be paid by Company the fair value of such holder's Company Shares shall, pursuant to Section 3.1(c), be deemed to have transferred such holder's Company Shares (free and clear of any Encumbrances) to Company for cancellation without any further act or formality at the effective time of Section 3.1(c), notwithstanding the provisions of section 191 of the ABCA.

4.3	The fair value of the Company Shares held by a Dissenting Shareholder shall be determined as of the close of business on the last Business Day before the day on which the Arrangement Resolution is approved by the Company Shareholders at the Company Meeting.

4.4	A Dissenting Shareholder who for any reason is not ultimately entitled to be paid the fair value of such holder's Company Shares shall be deemed to have participated in the Arrangement, commencing as of the Effective Time, on the same basis as a non-dissenting holder of Company Shares, notwithstanding the provisions of section 191 of the ABCA, and such Dissenting Shareholder shall be entitled to receive only the consideration contemplated in Section 3.1(c) of this Plan of Arrangement that such holder would have received pursuant to the Arrangement if such holder had not exercised Dissent Rights.

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4.5	In no event shall Company, Purchaser or any other Person be required to recognize any Dissenting Shareholder as a Company Shareholder after the effective time of the transfer of the Company Shares to Company pursuant to Section 3.1(c), and the names of such holders shall be removed from the register of holders of Company Shares maintained by or on behalf of Company as at the Effective Time. In addition to any other restrictions under the ABCA and holders of Company Restricted Awards shall not be entitled to Dissent Rights.

4.6	For greater certainty, in addition to any other restrictions in section 191 of the ABCA: (a) no Person who has voted (including by way of instructing a proxy holder to vote) in favour of the Arrangement shall be entitled to exercise Dissent Rights; (b) voting against the Arrangement (including by way of instructing a proxy holder to vote) will not constitute a written objection referred to in subsection 191(5) of the ABCA; and (c) a Person may only exercise Dissent Rights in respect of all, and not less than all, of its Company Shares.

Article 5
CONSIDERATION, CERTIFICATES AND FRACTIONAL SHARES

5.1	Right to Consideration

(a)	On or as soon as practicable after the Effective Time,

(i)	the Depositary shall pay to the former holders of Company Shares the Consideration to which they are entitled in accordance with Section 3.1(c), less appliable withholdings; and

(ii)	Company shall pay to the former holders of Company Restricted Awards the consideration to which they are entitled in accordance with Section 3.1(a), less applicable withholdings.

(b)	The Depositary shall pay the Consideration in respect of those Company Shares that were transferred or deemed to be transferred, as applicable, pursuant to Section 3.1(d) which are held on a book-entry basis, less any amounts withheld pursuant to Section 3.3, in accordance with normal industry practice for payments relating to securities held on a book-entry only basis. In respect of those Company Shares not held on a book-entry basis, upon surrender to the Depositary for cancellation of a certificate or certificates (as applicable) which, immediately prior to the Effective Time, represented outstanding Company Shares that were transferred or deemed to be transferred, as applicable, pursuant to Section 3.1(d), together with a duly completed and executed Letter of Transmittal and Election Form and such additional documents and instruments as Company, Purchaser or the Depositary may reasonably require, each holder of such surrendered certificate(s) shall be entitled to receive in exchange therefor, and the Depositary shall pay to such holder as directed in the Letter of Transmittal and Election Form, a cheque (or other form of immediately available funds) and Purchaser Shares in respect of the Consideration which such holder has the right to receive under this Plan of Arrangement for such Company Shares, less any amounts deducted or withheld pursuant to Section 3.3, and any certificate(s) so surrendered shall forthwith be cancelled.

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(c)	From and after the Effective Time, the certificate(s) or agreement(s), as applicable, formerly representing Company Restricted Awards or Company Shares shall represent only the right to receive:

(i)	in the case of each holder of Company Restricted Awards, the portion of the cash consideration the former holder of Company Restricted Awards represented by the certificate or agreement is entitled to receive pursuant to Section 3.1(a);

(ii)	in the case of certificates held by Dissenting Shareholders, other than those Dissenting Shareholders deemed to have participated in the Arrangement pursuant to Section 3.1(c), the fair value of the Company Shares represented by such certificates from Company as provided for in the Interim Order and Section 4.2; and

(iii)	in the case of certificates held by all other Company Shareholders, the Consideration pursuant to Section 3.1(d), subject to such former Company Shareholder validly depositing with the Depositary, as contemplated by Section 5.1(b), the certificates representing its Company Shares, a duly completed and executed Letter of Transmittal and Election Form and such additional documents and instruments as the Depositary may reasonably require, in each case, less any amounts deducted or withheld pursuant to Section 3.3.

(d)	Any certificate formerly representing Company Shares that is not deposited, together with all other documents required hereunder, and any payment made by way of cheque by the Company or the Depositary pursuant to this Plan of Arrangement that has not been deposited or has been returned to the Company or the Depositary or that remains unclaimed, in each case, on or before the last Business Day prior to the third anniversary of the Effective Date shall cease to represent a claim by or interest of any former Company Shareholder or holder of Company Restricted Awards of any kind or nature against Company or Purchaser. On such date, all consideration and other property to which such former holder was entitled shall be deemed to have been surrendered and forfeited to the Company and Purchaser, as applicable for no consideration.

(e)	From and after the Effective Time, no Company Shareholder (other than Purchaser) or holders of Company Restricted Awards shall be entitled to receive any consideration with respect to such Company Shares or Company Restricted Awards, as applicable, other than the consideration to which such holder is entitled to receive under the Arrangement and, for greater certainty, no such holder will be entitled to receive any interest, dividend, premium or other payment in connection therewith.

(f)	No certificates representing fractional Purchaser Shares shall be issued. In lieu of any fractional Purchaser Shares, each registered Company Shareholder otherwise entitled to a fractional interest in a Purchaser Shares will receive the nearest whole number of Purchaser Shares (with all fractions being rounded down).

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5.2	Lost Certificates

In the event any certificate which immediately prior to the Effective Time represented an interest in one or more Company Shares that were transferred pursuant to Section 3.1 has been lost, stolen or destroyed, upon satisfying such reasonable requirements as may be imposed by Purchaser and the Depositary in relation to the issuance of replacement share certificates, the Depositary will issue and deliver in exchange for such lost, stolen or destroyed certificate the consideration to which the holder is entitled pursuant to this Plan of Arrangement as determined in accordance with the Arrangement. The Person who is entitled to receive such consideration shall, as a condition precedent to the receipt thereof, give a bond satisfactory to each of Purchaser and the Depositary in such form as is satisfactory to Purchaser and the Depositary (each acting reasonably), or shall otherwise indemnify Company, Purchaser and the Depositary, to the reasonable satisfaction of such parties, against any claim that may be made against any of them with respect to the certificate alleged to have been lost, stolen or destroyed.

Article 6
AMENDMENTS

6.1	Company and Purchaser may amend, modify or supplement this Plan of Arrangement at any time and from time to time prior to the Effective Date, provided that each such amendment, modification or supplement must be:

(a)	set out in writing;

(b)	approved in writing by both Parties;

(c)	filed with the Court and, if made following the Company Meeting, approved by the Court; and

(d)	communicated to Company Shareholders and/or holders of Company Restricted Awards, if and as required by the Court.

6.2	Any amendment, modification or supplement to this Plan of Arrangement may be proposed by Company or Purchaser at any time prior to or at the Company Meeting (provided that the other Party shall have consented in writing prior thereto, acting reasonably), with or without any other prior notice or communication, and, if so proposed and accepted, in the manner contemplated and to the extent required by the Arrangement Agreement by the Company Shareholders (other than as may be required by the Interim Order or other order of the Court), shall become part of this Plan of Arrangement for all purposes.

6.3	Any amendment, modification or supplement to this Plan of Arrangement that is approved or directed by the Court following the Company Meeting shall be effective only:

(a)	if it is consented to in writing by each of Company and Purchaser (each acting reasonably); and

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(b)	if required by the Court or Applicable Law, it is consented to by the Company Shareholders, voting in a manner directed by the Court.

6.4	Any amendment, modification or supplement to this Plan of Arrangement may be made following the Effective Time provided it is consented to in writing by each of Purchaser and Company, and further provided that it concerns a matter which, in the reasonable opinion of each of Purchaser and Company, is of an administrative nature required to better give effect to the implementation of this Plan of Arrangement and is not adverse to the financial or economic interests of any former Company Shareholder or holder of Company Restricted Awards.

Article 7
FURTHER ASSURANCES

7.1	Notwithstanding that the transactions and events set out herein shall occur and shall be deemed to occur in the order set out in this Plan of Arrangement without any further act or formality, each of Purchaser and Company shall make, do and execute, or cause to be made, done and executed, all such further acts, deeds, agreements, transfers, assurances, instruments or documents as may reasonably be required in order to further document or evidence any of the transactions or events set out herein.

7.2	From and after the Effective Time: (a) this Plan of Arrangement shall take precedence and priority over any and all rights related to Company Restricted Awards and Company Shares issued prior to the Effective Time; (b) the rights and obligations of the holders of Company Restricted Awards and Company Shares shall be solely as provided for in this Plan of Arrangement; and (c) all actions, causes of action, claims or proceedings (actual or contingent, and whether or not previously asserted) based on or in any way relating to Company Restricted Awards or Company Shares shall be deemed to have been settled, compromised, released and determined without liability except as set forth herein.

7.3	From and after the Effective Date, any conflict between this Plan of Arrangement and the covenants, warranties, representations, terms, conditions, provisions or obligations, express or implied, of any contract or other agreement, written or oral, and any and all amendments or supplements thereto existing between one or more of the holders of Company Restricted Awards and Company Shareholders and any of Company, Purchaser or any of their respective subsidiaries with respect to the Company Restricted Awards or the Company Shares as at the Effective Date shall be deemed to be governed by the terms, conditions and provisions of this Plan of Arrangement and the Final Order, which shall take precedence and priority.

Article 8
U.S. Securities Law Exemption

8.1	Notwithstanding any provision herein to the contrary, the parties each agree that the Plan of Arrangement will be carried out with the intention that all Purchaser Shares to be issued to Company Shareholders in exchange for their Company Shares pursuant to the Plan of Arrangement will be issued and exchanged in reliance on the exemption from the registration requirements of the U.S. Securities Act as provided by Section 3(a)(10) thereof and in reliance upon similar exemptions under applicable U.S. state securities laws, and pursuant to the terms, conditions and procedures set forth in the Arrangement Agreement

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